Exhibit 99.1

[LOGO] Geac

Performance at Every Level

Geac Computer Corporation Limited

RENEWAL ANNUAL INFORMATION FORM

September 17, 2003

RENEWAL ANNUAL INFORMATION FORM Geac Computer Corporation Limited

Information is provided as at September 17, 2003, unless otherwise specified. All dollar amounts herein are expressed in Canadian dollars, unless otherwise noted.

Cautionary Statements Regarding Forward-Looking Statements and Definitions

This Annual Information Form contains forward-looking statements based on current expectations. Important factors that could cause a material difference between these forward-looking statements and actual events include those set forth under the heading “Risks and Uncertainties” on pages 33 to 47 of the 2003 Annual Report of the Corporation, which is incorporated herein by reference.

As used in this Annual Information Form and unless the context otherwise requires, or unless otherwise indicated, all references to the “Corporation”, “Geac”, “we” or “our” are references to Geac Computer Corporation Limited and its consolidated subsidiaries, all references to “FY” are references to the fiscal year of the Corporation which ends April 30 of each year, and all references to “Cdn$“ are references to Canadian dollars and all references to “US$“ are references to United States dollars.

INCORPORATION

Geac Computer Corporation Limited is a corporation continued under and governed by the Canada Business Corporations Act. The following is a summary of the amendments made to the Corporation’s constating documents since incorporation.

Effective October 31, 1997, the Corporation’s common shares were split 2 for 1.

On May 1, 1992, the Corporation amalgamated with Geac European Holdings Corporation, its wholly owned subsidiary. On May 1, 1988, the Corporation amalgamated with Geac Computers International Inc., its wholly owned subsidiary.

Prior to May 1, 1988, the articles of the Corporation were amended, among other things, to subdivide the common shares of the Corporation, create a class of an unlimited number of preference shares and vary the provisions of the preference shares.

By certificate of continuance dated January 7, 1980, the Corporation was continued under the Canada Business Corporations Act, after the authorized capital of the Corporation had been increased by supplementary letters patent issued November 20, 1975.

Geac was incorporated under the laws of Canada by letters patent dated May 11, 1971.

The registered office of the Corporation is located at 11 Allstate Parkway, Suite 300, Markham, Ontario, L3R 9T8.

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SUBSIDIARIES

The following is a list of the significant subsidiaries of the Corporation as at April 30, 2003:

NAME	JURISDICTION OF INCORPORATION/ ORGANIZATION	PERCENTAGE OF SECURITIES OWNED*

Geac Canada Limited	Canada	100%
Extensity, Inc.	Delaware, USA	100%
Geac Computers, Inc.	Missouri, USA	100%
Geac Enterprise Solutions, Inc. (formerly Geac Computer Systems, Inc.)	Georgia, USA	100%
Interealty Corp. (formerly Interealty.com Inc.)	Colorado, USA	100%
Extensity Europe Limited	United Kingdom	100%
Geac Software Solutions Limited (formerly Geac Computers (2) Limited)	United Kingdom	100%
Geac Computer Systems (UK) Limited	United Kingdom	100%
MAI United Kingdom Limited	United Kingdom	100%
Geac Enterprise Solutions Limited (formerly JBA International Limited )	United Kingdom	100%
Geac Enterprise Solutions Development Limited (formerly JBA Software Products Limited)	United Kingdom	100%
Geac Enterprise Solutions A/S (formerly Geac Style Research & Development A/S)	Denmark	100%
Geac France	France	100%
Geac Enterprise Solutions Deutschland GmbH (formerly JBA Deutschland GmbH)	Germany	100%
Geac Hungary Asset Management Company Limited	Hungary	100%
Geac Italia S.r.L.	Italy	100%
Geac Computers S.L.	Spain	100%
Geac Computers Pty Ltd.	Australia	100%
Geac Computers (M) Sdn. Bhd.	Malaysia	100%
Geac Computers NZ Limited	New Zealand	100%
Geac Computers Philippines Inc.	Philippines	100%
Geac Computers (Singapore) Pte Ltd	Singapore	100%

*held directly or indirectly

Certain subsidiaries have been omitted from the table above, as each represents not more than 10% of our consolidated assets and not more than 10% of our consolidated sales and operating revenues, and all of those omitted in the aggregate represent not more than 20% of our total consolidated assets and total consolidated sales and operating revenues at April 30, 2003.

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GENERAL DEVELOPMENT OF THE BUSINESS

We are a leading global provider of business-critical software applications and systems. We are organized around two business groups: our Enterprise Application Systems, or EAS group, and our Industry Specific Applications, or ISA group. Our EAS group serves global and medium-sized enterprises by providing software systems that form the backbone of their information technology infrastructures. Our EAS group offers enterprise resource planning, or ERP, systems that consist of integrated business applications for accounting, financial administration and human resources functions, as well as for manufacturing, distribution and supply chain management. Our ISA group provides industry-specific business applications that are used by customers in the restaurant, construction, property management, library and real estate industries, and by government and public safety agencies, to manage their businesses and operations. In addition, we offer a broad range of professional services related to our software such as consulting, implementation and integration services, remote application management and training. We also resell third party software and hardware products for use in conjunction with our software products where appropriate to provide our customers with a more complete solution. Geac is headquartered in Markham, Canada.

The following is a summary description of the significant events that have influenced the general development of Geac’s business over the course of the last three years.

Fiscal Year 2001

FY 2001 was a year of restructuring for Geac to transform itself into a leaner, more customer-focused organization to meet more effectively the competitive challenges in the global software marketplace. Geac undertook a number of actions to restore profitability and to strengthen its balance sheet, including staff reductions, premises consolidation and various financing initiatives. At the same time, development, sales and marketing efforts were refocused to more effectively meet the needs of the Corporation’s extensive customer base.

With the aim of maximizing shareholder value, in the second quarter the Corporation retained financial advisors to assist in reviewing strategic alternatives, including the sale of all or parts of the Corporation. After an extensive process involving several interested parties, no formal bid for the Corporation was received, and on March 26, 2001, the Corporation announced the conclusion of the strategic review process with respect to the sale of the entire Corporation.

On December 22, 2000, the Corporation’s US$225 million credit facility with its banking syndicate expired, and the Corporation faced the obligation of repaying an outstanding obligation of US$63.8 million. Thereafter, Geac continued to negotiate with its lenders and entered into a series of standstill agreements, culminating in a repayment agreement executed on April 27, 2001. On August 31, 2001, the Corporation’s short-term bank indebtedness had been reduced to US$1.8 million.

Acquisitions

On May 1, 2000, the Corporation acquired the business assets of Management Data Gmbh of Vienna, Austria, together with all of the issued and outstanding shares of thirteen of its world-wide subsidiaries. The total purchase price was Cdn$42.3 million. The assets were held as a temporary investment before they were sold as part of the SmartStream Reconciliations systems business on July 13, 2000.

On June 30, 2000, the Corporation purchased certain assets of Praxa Limited’s (Australia and New Zealand) local government software business for approximately Cdn$2.1 million. The acquired businesses included, at fair value, Cdn$1.0 million of assets, Cdn$3.1 million of acquired software and Cdn$2.3 million of current liabilities. The difference between the total purchase price and the net fair value of all identifiable assets and liabilities acquired was Cdn$0.3 million and is accounted for as goodwill. During FY 2001, the businesses acquired from Praxa Limited generated approximately Cdn$2.1 million in revenue.

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Dispositions

On July 13, 2000, the Corporation sold the SmartStream Reconciliations systems business for cash proceeds of Cdn$159.2 million. This sale included the assets and shares acquired as part of the Management Data Gmbh businesses (noted in the preceding text). The transaction resulted in a gain of approximately Cdn$96.0 million. During FY 2001, the SmartStream Reconciliations systems business generated approximately Cdn$2.8 million in revenue, and the Corporation reported a net loss on this discontinued operation of Cdn$0.4 million.

On March 31, 2001, the Corporation completed the sale of its hotel software business for approximately Cdn$1.6 million. The net liabilities disposed as part of this sale were Cdn$1.4 million, and the transaction resulted in a pre-tax gain of approximately Cdn$1.3 million, which was recorded as an unusual item on the statement of operations for FY 2001.

Fiscal Year 2002

FY 2002 was a pivotal year for Geac. An anticipated decline in revenue was aggravated by a worldwide economic slowdown. We, like many other companies in the software industry, experienced revenue declines in all regions and across all major product lines. Nevertheless, Geac was able to meet its primary objectives for FY 2002. These objectives included strengthening our management team, investing in target product development areas, including new wireless applications, web-based products and web extensions, refocusing and better aligning our development, sales and marketing efforts, expanding our market opportunities and technology through relationships with strategic partners and significantly strengthening our balance sheet.

In May 2001, the Corporation entered into an agreement with a syndicate of underwriters under which the underwriters agreed to buy 10 million special warrants to acquire units consisting of one common share plus one-half of a common share purchase warrant. The special warrants were issued at Cdn$2.00 per unit for aggregate gross proceeds of Cdn$20.0 million. The net proceeds to Geac after underwriters’ fees and other issue expenses were approximately Cdn$17.9 million. On August 1, 2001, the 10 million special warrants were automatically exercised which resulted in the issuance of 10 million common shares and five million common share purchase warrants. Each common share purchase warrant entitled the holder to purchase one common share of the Corporation for Cdn$2.75 at any time until December 30, 2002.

On September 27, 2001, the Corporation also completed the sale, through a public offering on a bought deal basis, of six million common shares at a price of Cdn$4.50 per share. The offering raised gross proceeds of Cdn$27 million with the net proceeds to Geac after commissions and other issue expenses of approximately Cdn$24.8 million.

The outstanding balance under the Corporation’s US$225.0 million credit facility was repaid in full in the second quarter of FY 2002. As a result, as at April 30, 2002, the Corporation had no bank indebtedness outstanding.

The Corporation entered into a 24 month revolving credit facility in the second quarter of FY 2002 in the amount of US$20.0 million. This facility was collateralized by a substantial portion of the Corporation’s assets and bore interest at a variable rate. There was no drawdown under this facility and it was terminated by the Corporation in March 2002.

During the fourth quarter, the Corporation undertook a comprehensive review of its operations with the objective of reducing costs and increasing effectiveness. As a result of this effort, Geac streamlined operations, centralized management of its SmartStream and System21 enterprise applications, refocused development and reduced the size of its workforce.

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Acquisitions

There were no acquisitions made during FY 2002.

Dispositions

Geac sold its publishing systems business in August 2001 for Cdn$1.5 million in cash. The sale excluded real estate assets. The net liabilities disposed of included accrued divestiture costs and amounted to approximately Cdn$3.6 million. The transaction resulted in a gain of approximately Cdn$5.1 million which was recorded as an unusual item on the Consolidated Statement of Operations for FY 2002.

Fiscal Year 2003

Geac achieved several milestones in FY 2003. In view of an expected decline in revenues from our legacy enterprise and certain industry specific applications, we continued to manage our costs in line with revenues, and the fourth quarter of FY 2003, marked the Corporation’s eighth consecutive profitable quarter, excluding net restructuring and other unusual items. Geac continued to strengthen its balance sheet, and its cash position, excluding restricted cash, increased from Cdn$115.4 million at the end of FY 2002 to Cdn$128.8 million at the end of FY 2003. In addition, with the acquisition of Extensity, Inc. (“Extensity”) in the fourth quarter and the release of our new Geac System21 Aurora product, which combines next-generation enterprise resource planning functionality with real-time process management capabilities, we made significant progress executing on our strategy to deliver a suite of innovative software solutions through a unified application framework, which measure and manage operational and financial processes to improve its customers’ overall business performance.

During the second and third quarters of FY 2003, all five million common share purchase warrants issued in FY 2002 in connection with the Corporation’s special warrant financing in May 2001 were exercised. As a result of this exercise, share capital in the Corporation increased by Cdn$13.8 million and the fair value of the purchase warrants of Cdn$1.8 million was reclassified and recognized as part of the issued share capital in the Corporation.

Acquisitions

In FY 2003, Geac completed two acquisitions, the most significant being the acquisition of California-based Extensity, a leading software applications provider of solutions to automate employee-based financial systems. On March 6, 2003, Geac acquired 100% of the common shares of Extensity. The purchase price was approximately Cdn$74.0 million, consisting of Cdn$63.9 million of cash and the issuance of 932,736 common shares in the capital of the Corporation. This acquisition was a significant step in the execution of Geac’s strategy to expand into the Business Performance Management software market. The Extensity business has been integrated into the Corporation’s Enterprise Server business. This acquisition has been accounted for as a purchase and the results for this business have been reflected in the EAS group from the date of acquisition. The impact of this acquisition on the operating results and financial position of Geac is included in the Management Discussion and Analysis section of the 2003 Annual Report of the Corporation.

In addition, effective August 5, 2002, Geac acquired the iSeries unit of EBC Informatique, a French hardware and software solutions provider. The acquired assets included customer contracts, intellectual property rights, trademarks, and property, plant and equipment. The transaction was valued at Euros 2.45 million (approximately Cdn$3.76 million). EBC Informatique’s iSeries unit was integrated with Geac’s Anael Solutions division in France. This acquisition has also been accounted for as a purchase and results for this business are also reflected in the EAS group from the date of acquisition.

Dispositions

There were no dispositions made in FY 2003.

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First Quarter Fiscal Year 2004 and Subsequent Events

On June 8, 2003, Geac announced that it had determined that the goodwill relating to its Interealty business had been impaired and that, the Corporation would, therefore, record a non-cash Cdn$16.8 million goodwill write-down in the fourth quarter of FY 2003, as disclosed in the Corporation’s material change report dated as of June 8, 2003, which is incorporated herein by reference.

On June 23, 2003, Geac announced that it had entered into a definitive merger agreement to acquire Comshare, Incorporated (“Comshare”), a Michigan-based leading provider of corporate performance management software, as disclosed in the Corporation’s material change report dated as of June 23, 2003, which is incorporated herein by reference. The acquisition was accomplished by a cash tender offer by Conductor Acquisition Corp. (“Conductor”), a wholly-owned subsidiary of Geac, at US$4.60 per share for all of Comshare’s outstanding common stock. The tender offer commenced on July 1, 2003 and was followed by a cash merger in which the remaining outstanding shares not tendered in the offer were acquired by Conductor for US$4.60 per share. On August 15, 2003, Geac announced it had completed its acquisition of Comshare for a purchase price, excluding acquisition costs, of US$53.7 million. As a result, Comshare is now an indirect wholly owned subsidiary of Geac.

In June 2003, Geac formed a new division within ISA called Geac Commercial Systems which combined Architecture, Electrical and Construction (AEC) Applications and Property Management Applications from ISA as well as Geac TotalHR from EAS.

On June 25, 2003, Geac announced that, beginning with the first quarter of FY 2004, it would report its results in US dollars.

On July 18, 2003, Geac announced that Charles S. Jones was appointed President and Chief Executive Officer of the Corporation, and C. Kent Jespersen was appointed non-executive Chairman of the Board. These appointments followed the resignation of Paul D. Birch from his offices with the Corporation, as disclosed in the Corporation’s material change report dated as of July 18, 2003, which is incorporated herein by reference.

At the Corporation’s Annual and Special Meeting held on September 10, 2003, the Corporation’s shareholders approved a resolution changing the name of the Corporation to Geac Inc.

NARRATIVE DESCRIPTION OF THE BUSINESS

Geac combines broad experience and industry-specific knowledge to address a full range of customer needs, including application software, computer hardware and peripheral components, implementation, training, consulting, and customer support. We offer products on a broad range of industry standard hardware and platforms. Geac’s acquisitions strategy has enabled the Corporation to add new products, and to expand into new markets and geographic areas.

Effective February 1, 2000, the Corporation’s approach to segmented reporting was modified concurrently with a change in strategic direction to focus on Enterprise Applications Systems. The two reported segments are:
•	Enterprise Application Systems (EAS), which include cross-industry enterprise business applications for financial administration and human resources functions, and enterprise resource planning applications for manufacturing, distribution, and supply chain management; and
•	Industry Specific Applications (ISA), which include industry-specific mission critical business applications for the real estate, construction, property management, restaurant and human resource marketplaces, as well as a wide range of applications for libraries and public safety administration.

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THE CORPORATION’S PRODUCTS AND SERVICES

In addition to the application software products listed below, we offer a broad range of professional services related to our software such as consulting, implementation and integration services, remote application management and training.

Enterprise Application Systems

Enterprise Applications Systems in FY 2003 accounted for 76.9% of our total revenues, compared to 74.2% in FY 2002. Our EAS group serves large, often global, enterprises, as well as smaller, middle market companies. Our EAS products include cross-industry business applications for accounting, financial administration and human resources functions, as well as ERP systems for manufacturing, distribution and supply chain management.

Our EAS products are designed to enable our customers to standardize the management of information throughout the enterprise. This facilitates performance comparisons between different sites, offices, countries, product lines, brands, and profit centers. We believe our EAS products help businesses to reduce inventories and working capital and improve productivity and efficiency by providing accurate and flexible reporting, production planning and scheduling systems.

At April 30, 2003, our EAS group had approximately 5,800 customers, including approximately 50% of the Fortune 100 companies. We provide our EAS solutions to customers in a variety of industries, including apparel, textile and furniture manufacturing and retailing, automotive parts manufacturing, financial services, food and beverage processing and retailing, healthcare and local government administration.

Depending on the specific product, our EAS systems run on a number of hardware platforms, including mainframe and mid-range computer and client/server architectures, and use industry-standard databases such as IBM’s DB2, Sybase and Microsoft SQL Server.

Our EAS systems offer simple, consistent user interfaces, flexible reporting options and sophisticated analytical tools, including third party solutions provided by our alliance partners. These reporting and analysis tools enable our customers to analyze information contained within their enterprise management systems as they require. We also design our systems to be easily integrated with our customers’ other business applications, as well as with new, best-of-breed applications as they emerge, enabling our customers to extend the functionality of their Geac enterprise resource planning systems and to maximize the value of their existing information technology investments.

The Web extensions incorporated in our EAS systems support our customers by facilitating communication and transactions with their customers, suppliers and other business partners. Customers can use the
e-commerce functionality offered in our EAS systems to reduce costs and attain more effective management control, while at the same time decentralizing business processes. Our EAS systems are Web-enabled to permit anytime-anywhere browser-based access. As a result, users with Web access can access and input data via the Internet using a standard Web browser. This allows business processes to be made faster and more efficient. For example, our customers can use our Web-enabled self-service applications to:
•	facilitate their sales processes by enabling their customers to check product prices and availability online;
•	allow their employees to update their own personal data in the customer’s employee benefits system, increasing convenience and relieving human resources managers of administrative tasks; and
•	empower their employees to procure necessary goods and services when they need them by using e-procurement features available in our EAS systems.

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Our principal EAS products include:

E Series and M Series

Our E Series and M Series products, formerly known as our Expert and Millennium products, are integrated suites of financial, human resource and procurement applications designed to run on mainframe computers, including the IBM S/390 and e-server zSeries. Large and mid-sized enterprises in more than 35 countries, primarily in North America and Europe, use our E Series and M Series products, which are available in English, French and Spanish language versions. The industries that use our E Series and M Series products most widely include financial services, manufacturing, healthcare and education. Seven of the ten largest companies in the Fortune 500 use our E Series or M Series products.

System21

System21 is a fully integrated suite of financial, manufacturing, customer service and logistics and service management applications based on the mid-range IBM e-server iSeries (formerly known as AS/400) platform. Our System21 products are used by companies worldwide, particularly in the food and beverage, apparel and shoe manufacturing, automotive parts manufacturing and electronics industries.

Our experience working with users of our System21 product in these industries have enabled us to tailor our products to the specific needs of customers and, in many cases, to develop industry-specific versions of our System21 product. For example:
•	our System21 Drinks system, widely deployed in the beverage industry, incorporates specialized features required by liquor producers and importers that operate across multiple jurisdictions. These include the ability to handle the complex tax and regulatory requirements that apply to bonded warehouses, and to manage excise tax issues that are specific to the beverage industry.
•	our System21 Style product, a fully integrated distribution and manufacturing solution for the apparel and footwear industries, offers apparel manufacturers and retailers a complete end-to-end solution, with applications that address design, product lifecycle development and definition, sourcing, manufacturing, contract and stock management, customer services, customer relationship management and retail.

SmartStream

SmartStream is a suite of financial, procurement and human resource solutions that can be deployed on a local area network or wide area network or on a Web-based infrastructure using the Windows NT or Unix operating systems and Microsoft SQL and Sybase SQL databases in a two-tiered client-server architecture. Hundreds of companies use SmartStream, ranging from large global enterprises to mid-sized and smaller businesses, primarily in North America and Europe and, to a lesser extent, in the Asia Pacific region and in South America. The industries in which SmartStream is most widely deployed include banking, insurance and other financial services, manufacturing, retail, healthcare, government and education.

Anael

Anael solutions is a fully integrated suite of financial, accounting, human resources, e-commerce and customer relationship management applications, consisting of eleven products and services based on the IBM iSeries platform, as well as Windows NT and Windows 2000. As at April 30, 2003, over 2,000 customers, primarily in France, as well as in 40 other French-speaking countries, use Anael solutions.

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Industry Specific Applications

Industry specific applications in FY 2003 accounted for 23.1% of our total revenues, compared to 25.8% in FY 2002.

We provide software products and related support, maintenance, development and consulting services to meet the specific management and data processing needs of organizations in selected vertical niche markets, including the real estate, restaurant, construction, property management, public safety and library markets.

Architecture, Electrical and Construction (AEC) Applications

Our AEC group provides integrated software suites, including project management, job-costing, bidding and estimating, and financial and accounting solutions to engineers, architects and general and specialty trade contractors in the residential and commercial construction business. The AEC group is one of the largest suppliers of construction application software solutions in North America.

Property Management Applications

Our Property Management Systems group provides software applications designed to improve productivity in the day-to-day management of residential and commercial buildings. The group’s products, which primarily service the multi-unit residential market, help to monitor traffic and conduct marketing, leasing and rent collection operations. Accounting and financial applications and on-site management tools complete the product offering. New Web-based applications provide easy-to-use and cost effective data collection. Clients include real estate investment trusts, pension funds, insurance companies, property management companies and other real estate investors.

Human Resource Applications

Geac TotalHR provides applications for human resource and payroll management. TotalHR software facilitates the processing of employee information and improves the reliability and usability of that information. TotalHR is a client/server-based application that allows customers to manage and evaluate human resource and payroll needs. It has administration and configuration features that address diverse user-group and departmental security and accessibility requirements.

Residential Real Estate Applications

Our Interealty Corp. subsidiary provides Web-based information systems, services and products to multiple listing services and real estate brokers primarily in North America. Interealty provides real estate professionals with online multiple listing systems, desktop productivity software, agent web-site development and hosting, and customer relationship management systems. Interealty’s new MLXchange product has advanced, Web-enabled features that can automatically page a real estate broker on her mobile phone when the price is reduced on a property she is watching or when a prospect expresses interest in a listing on the realtor’s web-site.

Restaurant Applications

The Restaurant Systems group provides applications to quick-service and table-service restaurants and food service providers designed to improve customer service and to manage production and administrative operations. Applications include point-of-sale, back office reconciliation and inventory control. The group primarily serves franchisers and franchisees of chain restaurant companies. The group’s advanced store management and executive information software systems enable the group’s customers to meet high volume transaction management needs.

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Public Safety Applications

Our Public Safety Systems group provides computer-aided dispatch and records management systems for emergency services such as law enforcement agencies, fire departments and ambulance service organizations. The group’s systems assist critical services delivery organizations to improve call response times and to disseminate important information to response personnel.

Library Applications

Our Libraries Systems group provides automation solutions for public, academic and specialty libraries. The group’s products are able to handle records in different formats and character sets, as well as to provide interconnectivity with other information services. For example, our Vubris Smart library application, developed in conjunction with Brussels Vrije Universiteit and Eindhoven Technische Universiteit, enables libraries to implement a Web-based service to provide users with greater flexibility and interconnectivity with the library’s database.

Distribution of Products

Complementing its own international distribution organization, Geac has a network of value added resellers (VARs) and distributors delivering Geac solutions to other markets, including the Middle East, Eastern Europe, Africa and Asia. These VARs and distributors are selected for their expertise in meeting the needs of local customers in specific vertical markets.

Competitive Conditions

Enterprise Application Systems

Geac’s principal competitors for new EAS license sales, as well as for the replacement of Geac’s installed systems in the EAS market, are Oracle Corp., Lawson Software, PeopleSoft, Inc./J.D. Edwards & Company, SAP AG, and Intentia. These large, well capitalized firms have significantly more resources at their disposal than Geac has, and therefore can invest more in research and development, sales and marketing and can sustain price reductions for longer periods than Geac is able to do. Because competitors can easily penetrate the software market, large, multinational enterprise resource planning vendors have begun targeting mid-sized businesses as their traditional market of large, multinational businesses becomes increasingly mature. In addition current and potential competitors have established, or may in the future establish, co-operative relationships among themselves or with third parties. We expect that the software industry will continue to consolidate. It is possible that new competitors or alliances among competitors will emerge and rapidly acquire significant market share.

In the market for maintenance and support of EAS products, Geac competes with third party service providers who support other software vendors’ products. Geac also faces internal competition from the in-house IT departments of Geac’s customers, particularly in industries that are under intense pressure to contain costs, such as the automotive parts manufacturing industry. These customers may choose not to purchase Geac’s maintenance services but rather to support Geac’s EAS products themselves.

Industry Specific Applications

Competition in the markets served by the ISA group is generally fragmented and each of Geac’s industry-specific product groups faces competition from numerous sources, ranging from large, publicly traded companies that market a broad range of software products to small, privately held software vendors whose businesses are focused on serving a particular vertical market. Geac’s larger ISA competitors often have significantly greater resources than it does, potentially enabling them to invest more in research and development, sales and marketing and can sustain price reductions for longer periods than Geac is able to do.

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Geac expects increased competition in its ISA segment to come from providers of lower-priced shrink-wrapped software, many of which are large, well-capitalized software companies. Many of these providers are increasingly tailoring their offerings to specific vertical markets, such as the construction industry, as part of an effort to compete with vendors of more expensive integrated applications designed specifically for these industries. In addition, as the market for mid-range enterprise application systems becomes increasingly saturated, providers of general purpose integrated enterprise application systems products are also re-packaging their products and targeting specific vertical markets.

Product Development

Geac has historically developed products through a consultative process with existing and potential customers. Geac expects that continued dialogue will result in incremental enhancements to existing products and the development of new products. Geac intends to support product development through a combination of internal development, strategic partnerships with other software providers, and acquisitions of suitable businesses and product lines.

Consistent with the growth of Geac’s business through acquisitions, Geac’s product development strategy has historically been decentralized, with separate product development centres devoted to each product, in some cases in more than one geographical region. However, Geac intends increasingly to organize its product development efforts by product line rather than operating multiple regional development centres. At April 30, 2003, we had 448 product development personnel and 15 development centres in the metropolitan areas of Atlanta, Nashua, Emeryville, Southborough, Markham, Vancouver, Paris, Studley, Tampa, Houston, Brussels, Hertogenbosch, Villingen, Adelaide and Sydney.

Product development expenses, net of government grants and other amounts recoverable, are expensed as incurred unless they meet the criteria under Canadian generally accepted accounting principles for deferral and amortization. In FY 2003, product development expenses were Cdn$68.3 million, including Cdn$26.0 million in research and development costs. In FY 2002, product development expenses were Cdn$92.8 million, including Cdn$36.0 million in research and development costs.

Intellectual Property

Geac has relied, and expects to continue to rely, on a combination of copyright, trademark and trade secret laws, confidentiality procedures, and contractual provisions to establish, to maintain, and to protect its proprietary rights. Despite Geac’s efforts to protect its proprietary rights in its intellectual property and that of other companies Geac may acquire, unauthorized parties may attempt to copy aspects of its products or to obtain information it regards as proprietary. Policing unauthorized use of Geac’s technology, if required, may be difficult, time consuming, and costly. Geac’s means of protecting its technology may be inadequate.

Third parties may apply for patent protection for processes that are the same as or similar to Geac’s processes or for products that use the same or similar processes as Geac’s products. Despite Geac’s efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of its products or services or to obtain and to use information that Geac regards as proprietary. Third parties may also independently develop similar or superior technology without violating Geac’s proprietary rights. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as do the laws of Canada and the United States.

Geac believes that trademark protection is an important factor in establishing product recognition. Geac’s inability to protect its trademarks from infringement could result in injury to any goodwill, which may be developed in its trademarks. Moreover, Geac may be unable to use one or more of its trademarks because of successful third-party claims.

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Human Resources

As of April 30, 2003, the Corporation employed approximately 2,500 people world-wide. None of Geac’s employees is represented by a labour union (other than by statutory unions or workers’ committees required by law in some European countries.) Geac has not experienced any work stoppages and considers its relations with employees to be good. Geac operates in a rapidly evolving, advanced information technology market in which highly skilled professionals are a scarce resource. Attracting and retaining a highly skilled work force is a continuing challenge for all high technology companies, including Geac.

Foreign Operations

Geac is subject to risks of doing business internationally, including fluctuations in currency exchange rates, increases in duty rates, difficulties in obtaining export licenses, difficulties in the enforcement of intellectual property rights and political uncertainties. During FY 2003, Geac derived approximately 3.1% of its total revenue from sales to customers inside Canada, and approximately 49.1% of its total revenue from sales to customers in the U.S. Geac’s most significant international operations are in the United States, the United Kingdom, and France, which are the only countries in which Geac’s revenues constituted more than ten percent of its total world-wide revenues during FY 2003.

Geac has historically reported its results in Canadian dollars. To the extent that Geac made sales denominated in currencies other than Canadian dollars, gains and losses on the conversion of such sales to Canadian dollars contributed to fluctuations in Geac’s business and operating results as reported in Canadian dollars. Beginning with the first quarter of FY 2004, Geac began reporting its results in US dollars. To the extent that Geac makes sales denominated in currencies other than US dollars, gains and losses on the conversion of such sales to US dollars may, in the future, contribute to fluctuations in Geac’s business and operating results as reported in US dollars.

Other risks Geac faces in conducting business internationally include the following: longer payment cycles, difficulties in managing international operations, including constraints associated with local laws regarding employment, problems in collecting accounts receivable, complex international tax compliance requirements, and the adverse effects of tariffs, duties, price controls or other restrictions that impair trade.

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SELECTED CONSOLIDATED FINANCIAL INFORMATION

Three Year Financial Information as at and for the fiscal years ended April 30 (Millions of Canadian dollars except per share amounts)

	2003	2002(1)	2001(1)

Revenue	623.7	716.5	834.8

Income (loss) from continuing operations, before unusual items and income taxes	88.8	113.4	(81.5)

Unusual items	5.2	(26.7)	(312.2)

Net income (loss) from continuing operations	50.3	52.5	(351.3)

Earnings (loss) per share from continuing operations:
Basic	0.63	0.72	(5.66)
Fully diluted	0.62	0.69	(5.66)

Net income (loss) from discontinued operations	-	-	(0.4)

Gain on divestiture of discontinued operations	-	-	96.0

Net income (loss)	50.3	52.5	(255.8)

Cash dividends declared	-	-	-

Earnings (loss) per share:
Basic	0.63	0.72	(4.12)
Fully diluted	0.62	0.69	(4.12)

Total assets	475.9	478.3	463.4

Long-term debt	9.1	11.9	9.8

Bank indebtedness	-	-	39.4

(1)	Certain of the prior years’ figures have been reclassified to conform to the current year’s presentation. In particular the presentation format of the selected consolidated financial information has been revised so as to be more consistent with the presentation that would be required under United States generally accepted accounting principles.

Dividend Policy

Geac does not have any policies restricting dividend payments. However, the Corporation’s practice has been not to pay any dividends.

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MANAGEMENT DISCUSSION AND ANALYSIS

The information which appears under the heading “Management Discussion and Analysis” on pages 20 to 47 of the 2003 Annual Report of the Corporation is incorporated herein by reference.

MARKET FOR SECURITIES

Geac’s common shares (Trade Symbol: GAC) are listed and posted for trading on the Toronto Stock Exchange.

DIRECTORS AND EXECUTIVE OFFICERS

The articles of the Corporation provide for a board of directors consisting of a minimum of three (3) and a maximum of fifteen (15) directors. The term of office for each director elected at an annual meeting of shareholders is until the next annual meeting of shareholders of the Corporation or until the director resigns, is removed, or his office is otherwise vacated in accordance with the Canada Business Corporations Act.

The following are the directors and executive officers of the Corporation, their principal occupations and municipalities of residence as at the date of this Annual Information Form:

Directors

Name and Municipality of Residence	First Year as a Director	Present Principal Occupation

Thomas I.A. Allen, Q.C. (1) (3) Toronto, Ontario	1999	Senior Partner Ogilvy Renault, law firm

David FriendBoston, Massachusetts	2001	Partner Orchid Partners, venture capital firm

C. Kent Jespersen (1) (2) Calgary, Alberta	2001	Chairman La Jolla Resources International Ltd., business advisory and investment company

Charles S. Jones Bedford Hills, New York	1997	President and Chief Executive Officer

Pierre MacDonald (1) (2) Verdun, Quebec	1999	Chairman and Chief Executive Officer MacD Consult Inc., consulting firm

Michael D. Marvin (2) Delmar, New York	2001	Chairman Emeritus MapInfo Corporation, software technology company

William G. Nelson (1) (3) Bala Cynwyd, Pennsylvania	1988	Chairman Harris Business Group, Inc., software technology company

Robert L. Sillcox (1) (3) King City, Ontario	2001	Chairman Quant Investment Strategies Inc., investment firm

(1) Member of the Audit Committee (2) Member of the Human Resources and Compensation Committee (3) Member of the Corporate Governance Committee

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Executive Officers

Name and Municipality of Residence	Office currently held

Hema Anganu Toronto, Ontario	Treasurer

Donna de Winter Richmond Hill , Ontario	Vice President and Corporate Controller

Arthur Gitajn Toronto, Ontario	Chief Financial Officer

Charles S. Jones Bedford Hills, New York	President and Chief Executive Officer

Joyce Koenig Maynard, Massachusetts	Vice President, Strategic Financial Analysis

James J. McDevitt Alpharetta, Georgia	Vice President and General Manager, Industry Specific Applications

Bertrand Sciard Neuilly Sur Seine, France	Managing Director, Geac Enterprise Solutions, Europe

John L. Sherry, III Wayland, Massachusetts	Senior Vice President, Marketing and Strategic Alliances

Jeffrey Snider Newton, Massachusetts	Senior Vice President and General Counsel

Craig C. Thorburn Toronto, Ontario	Senior Vice President, Mergers & Acquisitions, and Corporate Secretary

James M. Travers Alpharetta, Georgia	Senior Vice President and President, Geac Americas

Timothy J. Wright Lexington, Massachusetts	Senior Vice President, Chief Technology Officer and Chief Information Officer

During the past five years, each of the directors and officers has held his/her present principal occupation or held his/her present office within the Corporation with the exception of the following:

Thomas I. A. Allen, Q.C. was first elected to the Board of Directors of the Corporation in September 1999. He is the Chairman of the Accounting Standards Oversight Council of Canada and is a member of the Advisory Board of the Office of the Superintendent of Financial Institutions of Canada. Mr. Allen has been a partner at the law firm of Ogilvy Renault since October 1996. Mr. Allen is a director of the following public corporations: Bema Gold Corporation, YM Biosciences Inc., Middlefield Bancorp Limited, Mundoro Mining Inc., and Unisphere Waste Conversion Limited.

Hema Anganu, prior to her appointment as Treasurer in September 1999, was Director, Financial Reporting & Analysis (1998-1999), Controller, Corporate Finance (1996-1998) and Manager, Corporate Finance (1991-1996) of the Corporation.

Donna de Winter has served as Geac’s Vice President and Corporate Controller since August 2003. Prior to joining Geac, Ms. de Winter served from November 2000 to July 2003 as Vice President, Finance and Administration at Platform Computing Corporation (“Platform”), an independent developer of software for grid computing. Prior to joining Platform, Ms. de Winter served from February 2000 as Vice President, Finance at Digital Processing Systems Inc. (“DPS”), a public company, until its acquisition by Leitch Technology Corporation in October 2000. DPS was a manufacturer of hardware and software for the

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creation, manipulation and distribution of broadcast-quality video used by television networks and cable companies. From 1992 to February 2000, Ms. de Winter served as Corporate Controller and then Chief Financial Officer of Polyphalt Inc., a technology company that develops and commercializes novel polymer modified asphalt products and technology.

David Friend has been one of the Corporation’s Directors since October 2001. Mr. Friend is a Partner with Orchid Partners, a venture capital firm. Mr. Friend is also the Chairman of Sonexis, Inc. (“Sonexis”), a telecommunications software and platform provider, a company he founded in June 1999. Prior to founding Sonexis, he was the Chairman and co-founder of FaxNet Corporation (“FaxNet”), a supplier of messaging services to the telecommunications industry, where he served from January 1995 to May 1999. Prior to founding FaxNet, Mr. Friend founded Pilot Software, Inc., a software company based in Cambridge, Massachusetts, where he served from November 1983 to November 1994. Mr. Friend is an active venture investor and serves on the board of directors of HealthGate Data Corp. (“HealthGate Data”), a provider of e-Health Internet solutions for hospitals and healthcare enterprises.

Arthur Gitajn, prior to his appointment as Chief Financial Officer in November 2001, was Vice President and Corporate Controller of Geac from May 2001 to November 2001 and, prior to that, was Vice President, Finance for North American Verticals from February 1999 to April 2001. Prior to joining the Corporation, he was Director of Financial and Information Technology Services for the City of Alexandria, Virginia.

C. Kent Jespersen was first elected to the Board of Directors of the Corporation in October 2001. Mr. Jespersen has served as the Chairman of the Corporation’s Board of Directors since July 2003. Mr. Jespersen has been the Chairman of La Jolla Resources International Ltd., an international business advisory and investment company, since 1998. From 1994 to 1998, Mr. Jespersen held the positions of President of NOVA Gas International Ltd., President and Chief Executive Officer Elect of NOVA Energy Services, President of NOVA Gas Services Ltd., and Senior Vice President, Corporate Development of NOVA Corporation. Mr. Jespersen currently serves as the Chairman of the board of directors of CCR Technologies Ltd. and is Chairman Emeritus of the Institute of the Americas of La Jolla, California. He also serves as a director of Telesystems International Wireless Inc., Axia NetMedia Corporation, Bow Valley Energy Ltd., and Matrikon, Inc.

Charles S. Jones was first elected to the Board of Directors of the Corporation in September 1997. Mr. Jones served as non-executive Chairman of the Corporation’s Board of Directors from November 2000 until December 2001 and as Executive Chairman of the Corporation’s Board of Directors from December 2001 until July 2003. Mr. Jones was appointed the President and Chief Executive Officer of the Corporation in July 2003. Mr. Jones is also the Chairman and co-founder of First Funding Corporation, an investment firm based in Stamford, Connecticut, where he has worked since 1984. Currently, Mr. Jones serves as a director of Farrel Corporation and a number of diverse companies, from an industrial equipment manufacturer to a computer games designer and publisher.

Joyce Koenig has served as Geac’s Vice President, Strategic Financial Analysis, since joining the Corporation in January 2002. Previously, Ms. Koenig worked at MRO Software, Inc., a U.S. based global software application developer and marketer, as Director, Financial Analysis & Purchasing, from 1996 to 2001.

Pierre MacDonald was first elected to the Board of Directors of the Corporation in September 1999. Since March 1995, Mr. MacDonald has served as Chairman and Chief Executive Officer of MacD Consult Inc., a group of consultants in international finance and marketing. Since May 2000, Mr. MacDonald has served as the Vice-Chairman of the board of directors of the Export Development Corporation, a Crown corporation that operates as a financial institution devoted exclusively to providing trade finance services in support of Canadian exporters and investors in up to 200 countries. Mr. MacDonald began serving as a director of Export Development Corporation in August 1995. He also serves as a director of Aeterna Laboratories Inc., AIM Canada Fund Inc., AIM Global Fund Inc., Slater Steel Inc. and Sodisco-Howden Group Inc.

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Michael D. Marvin was appointed to the Board of Directors of the Corporation in August 2001. Mr. Marvin is the founder and Chairman Emeritus of MapInfo Corporation (“MapInfo”), a software technology company specializing in location based solutions and services that help businesses better understand their customers and markets. Mr. Marvin was the Chairman of MapInfo from 1992 until January 2001.

James J. McDevitt has served as Geac’s Vice President and General Manager, Industry Specific Applications since December 2002. From July 2000 until December 2002 Mr. McDevitt served as chief financial officer of Clarus Corporation, a procurement solutions provider. Prior to working at Clarus Corporation, Mr. McDevitt held numerous financial and management positions since August 1997 with Geac Enterprise Solutions.

William G. Nelson was first elected to the Board of Directors of the Corporation in September 1988. He served as Chairman of the Corporation’s Board of Directors from June 1996 to October 2000, and as the Corporation’s President and Chief Executive Officer from September 1996 to April 1999. Mr. Nelson has served as Chief Executive Officer of Clarendon Capital Inc., an investment banking and consulting firm, since June 1995. Mr. Nelson has been the Chairman of the board of directors of Harris Business Group, Inc. since 1990 and the Chairman of the board of directors of Repository Technologies Inc., a computer software company, since 1999. Mr. Nelson is also a director of Manugistics Group, Inc., a provider of intelligent supply chain optimization solutions for enterprises and evolving e-Business trading networks, HealthGate Data, and Catalyst International Inc., a global provider of software and services for warehouse management.

Bertrand Sciard has been Geac’s Managing Director, Geac Enterprise Solutions, Europe since he joined the Corporation in 1999 in connection with the Corporation’s acquisition of JBA Holdings plc (“JBA”). Mr. Sciard served as Managing Director at JBA from 1997 to 1999. From 1994 to 1997, Mr. Sciard served as Chief Executive Officer of Presys Instruments, Inc. (“Presys”). Prior to his work at Presys, Mr. Sciard spent 17 years at IBM where he held a variety of senior international positions, most recently Commercial Director.

John L. Sherry, III has served as Geac’s Senior Vice President, Marketing and Strategic Alliances since February 2002. Prior to joining the Corporation, he served in 2001 as Senior Vice President, Marketing and Business Development for ViryaNet, a publicly held software company providing workforce management solutions for field service operations. From 1999 to 2001, Mr. Sherry served as Vice President, Marketing for Excelergy, a venture backed company providing software to the deregulating energy and utilities industries. From 1996 to 1999, he served as Executive Director of Marketing for the Kenan Systems unit of Lucent Technologies.

Robert L. Sillcox was appointed to the Corporation’s Board of Directors in August 2001. Mr. Sillcox is the Chairman of Quant Investment Strategies Inc., an investment firm specializing in providing quantitative investment strategies to institutions. He has held this position since he co-founded the firm in 1998. Mr. Sillcox is currently also a director of the Bank of China (Canada), a Canadian chartered bank, Glenmount International, L.P.I., an industrial technology private equity partnership, and HelpCaster Technologies Inc., a software technology company.

Jeffrey Snider has served as Geac’s Senior Vice President and General Counsel since August 2003. Prior to joining Geac, Mr. Snider was of counsel to Mintz, Levin from 2001 to July 2003. Prior to joining Mintz, Levin, Mr. Snider served as Senior Vice President and General Counsel for Lycos, Inc., an internet company, from 1997 to 2001. From 1989 to 1997 Mr. Snider was with the law firm Hutchins, Wheeler & Dittmar, first as an associate, then as a member.

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Craig C. Thorburn has served as Geac’s Senior Vice President, Mergers & Acquisitions, and Corporate Secretary since December 2001. Mr. Thorburn has also been with the Toronto office of Blake, Cassels & Graydon LLP since 1985, where he became a partner in 1993, and where he continues his practice involving mergers and acquisitions, and business and regulatory law. Mr. Thorburn is also a director of Vivendi Universal Exchangeco Inc.

James M. Travers has served as Geac’s Senior Vice President, and President, Geac Enterprise Solutions Americas since August 2002. Before joining Geac, Mr. Travers served from December 2000 to April 2001 as Interim President and Chief Executive Officer of Agillion, Inc., a provider of real-time customer collaboration and content management solutions. From January 1995, until it was acquired by Peregrine Systems in June 2000, Mr. Travers served in several senior management positions, most recently as President and Chief Executive Officer with Harbinger Corporation, a provider of e-commerce solutions.

Timothy J. Wright has served as Geac’s Senior Vice President, Chief Technology Officer and Chief Information Officer since January 2003. Prior to joining Geac, Mr. Wright served for just over three years as Senior Vice President, Chief Technology Officer and Chief Information Officer at Terra Lycos, a major provider of Internet access and content to several million subscribers world-wide. Prior to working at Terra Lycos, Mr. Wright spent seven years at The Learning Company, a major provider of consumer and education software, until it was acquired by Mattel in 1999.

As of August 29, 2003, the directors and executive officers of the Corporation as a group beneficially own, directly or indirectly, or exercise control or direction over approximately 1,954,993 common shares of the Corporation representing approximately 2.3% of the Corporation’s outstanding shares.

ADDITIONAL INFORMATION

The Corporation will provide the following additional information to any person upon request made to the Corporate Secretary of the Corporation, 11 Allstate Parkway, Suite 300, Markham, Ontario L3R 9T8:

(a)	when securities of the Corporation are in the course of distribution pursuant to a preliminary short form prospectus or a short form prospectus:

(i)	one copy of this Annual Information Form, together with one copy of any document or the pertinent pages of any document, incorporated by reference herein;

(ii)	one copy of the comparative financial statements of the Corporation for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Corporation that have been filed, if any, for any period after the end of its most recently completed financial year;

(iii)	one copy of the information circular of the Corporation in respect of its most recent annual meeting of shareholders that involved the election of directors; and

(iv)	one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided above; or

(b)	at any other time, one copy of any documents referred to in clauses (a) (i), (ii) and (iii) above, provided that the Corporation may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Corporation.

Additional information, including information concerning directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Corporation’s Management Proxy

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Circular for the 2003 annual and special meeting of shareholders of the Corporation, and additional financial information is provided in the Corporation’s comparative financial statements for FY 2003.

The Geac products referred to herein are registered or unregistered trademarks of Geac Computer Corporation Limited or its subsidiaries. All other brand or product names are registered trademarks and trademarks of their respective holders. (C) 2003 Geac Computer Corporation Limited.

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